Monthly Report - April, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,443,967       16,717,088
Change in unrealized gain (loss) on open          (1,649,472)      (2,807,081)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           3,514         (70,428)
      Treasury obligations
Interest Income 			              120,173          453,318
Foreign exchange gain (loss) on margin deposits        45,339          188,643
				                 ------------    -------------
Total: Income 				            3,963,521       14,481,540

Expenses:
   Brokerage commissions 		            1,019,185        4,077,696
   Management fee 			               45,273          176,396
   20.0% New Trading Profit Share 	               78,377          278,115
   Custody fees 		       	                    0           10,918
   Administrative expense 	       	               99,751          398,288
					         ------------    -------------
Total: Expenses 		                    1,242,586        4,941,413
Net Income(Loss)			   $        2,720,935        9,540,127
for April, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (176,273.171    $     4,569,513    220,517,699    225,087,212
units) at March 31, 2017
Addition of 		 	         16,262        930,448        946,710
657.516 units on April 1, 2017
Redemption of 		 	              0    (2,006,271)    (2,006,271)
(1,597.253) units on  April 30, 2017*
Net Income (Loss)               $        77,484      2,643,451      2,720,935
for April, 2017
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2017
(175,386.895 units inclusive
of 53.461 additional units) 	      4,663,259    222,085,327    226,748,586
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2017 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.15% 	   4.07%  $    1,244.74	  155,569.163 $   193,642,742
Series 2       1.22% 	   4.44%  $    1,589.94	        6.799 $        10,810
Series 3       1.23% 	   4.52%  $    1,615.02	   16,575.854 $    26,770,401
Series 4       1.69% 	   6.31%  $    1,955.02	    3,235.079 $     6,324,633

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 16, 2017
Dear Investor:

April gains were due to long stock index and interest rate futures positions. Trading of currency forwards was unprofitable. Trading of commodity futures was also unprofitable as the loss from energy trading outweighed the small gains from trading soft commodity and metal futures.

With the IMF, the Brookings Institution, the Financial Times and the ECB, in the person of Mario Draghi, agreeing that the global economic recovery is now becoming synchronous and solid, long positions in U.S., European, British and Asian equity futures were broadly profitable. Evidence that a moderate rather than an extreme outcome was most probable for the French presidential election underpinned a broad equity rally late in the month. Given these factors and with solid U.S. first quarter profit reports, the market downplayed a sluggish first quarter growth report for the U.S.

Interest rates were volatile. For example, German Bund yields fell initially as worries about the French election prompted a flight to safety, but rose later after the reality of the Macron/Le Pen runoff calmed market jitters. These French election worries were augmented by vacillating concerns about U.S. growth, Brexit, and trade frictions between the U.S. and Canada, leading to similar rate movements across the geographical spectrum. On balance, trading of U.S., Canadian, Australian, British, French and Italian interest rate futures were each profitable, while trading of German futures produced a smaller loss.

Foreign exchange markets were unsettled during April. While the prospect of Fed interest rate hikes and European political uncertainties--Brexit and the French election--were supportive of the dollar, sluggish U.S. growth, improving growth in Europe and Asia, and the fact that the difficult reality of governing has diminished the election euphoria surrounding the Trump Administration weighed on the U.S. currency. Long dollar positions versus the euro, pound sterling and Swedish krona were unprofitable. A short euro/long Norway trade also posted a loss. Long U.S. dollar trades against the Canadian dollar and New Zealand dollar, and short U.S. dollar trades against the Indian rupee and South African rand generated partially offsetting gains.

Energy prices were volatile and range-bound during the month as OPEC production cut efforts buoyed prices at times, while increased U.S. drilling and shale production weighed on prices at other times. A long RBOB gasoline position was unprofitable as gasoline inventories rose unexpectedly. Long heating oil, London gas oil and natural gas trades registered tiny losses. Trading of crude oil was nearly flat as a loss on WTI crude almost offset the gain from trading Brent crude.

A short silver trade was profitable, while trading of gold and aluminum was unprofitable to a smaller extent.

Short coffee and sugar trades generated minor gains, while slight losses from trading grains and livestock provided partial offsets.



			   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman